UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                             VERTICA SOFTWARE, INC.
                             ----------------------
                 (Name of Small Business Issuer in its Charter)


                                    Colorado
                                    --------
         (State or Other Jurisdiction of Incorporation or Organization)


                                   93-1192725
                                   ----------
                     (I.R.S. Employer Identification Number)


                         5801 Christie Avenue, Suite 390
                          Emeryville, California 94608
                          ----------------------------
          (Address of Principal Executive Offices, including Zip Code)

                                 (510) 595-3333
                                 --------------
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered pursuant to Section 12(b) of the Act:  None.

Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                                (Title of class)


                                                       TABLE OF CONTENTS



PART I


ITEM 1. DESCRIPTION OF BUSINESS..............................................................................................3


   SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS.......................................................................3


   OUR COMPANY...............................................................................................................3


ITEM 2. PLAN OF OPERATION....................................................................................................8


ITEM 3. DESCRIPTION OF PROPERTY..............................................................................................9


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.......................................................9


ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS....................................................................................10


ITEM 6. EXECUTIVE COMPENSATION..............................................................................................10


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS......................................................................11


ITEM 8. DESCRIPTION OF SECURITIES...........................................................................................11


PART II


ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS......................12


ITEM 2. LEGAL PROCEEDINGS...................................................................................................12


ITEM 3. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.............................................................12


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.............................................................................13


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS...........................................................................13

PART F/S....................................................................................................................13


PART III


ITEM 1. INDEX TO EXHIBITS...................................................................................................14

ITEM 2.  DESCRIPTION OF EXHIBITS............................................................................................14

SIGNATURES..................................................................................................................15

ITEM 1.  BUSINESS

               SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

         Certain information in this Registration Statement includes forward-looking statements within the meaning of applicable securities laws that involve substantial risks and uncertainties including, but not limited to, market acceptance of our products and new technologies, the sufficiency of financial resources available to us, economic, competitive, governmental and technological factors affecting our operations, markets, services, and prices, and other factors described in this Registration Statement. Our actual results could differ materially from those suggested or implied by any forward-looking statements as a result of such risks.

         All trademarks and trade names appearing in this document are the property of their respective holders.

                                   OUR COMPANY

         We are an independent provider of Internet and intranet software products serving the hazardous materials industry. Our products are designed to provide information about environmental regulations and automate environmental regulation compliance and related activities, for common industrial applications such as chemical inventory, transportation manifests, emergency compliance, permit applications, waste streams, and occupational training. Our headquarters are located in Emeryville, California.

         We were organized as a Colorado corporation in April 1997 under the name Perfection Development Corporation. We were originally formed for the purpose of developing and constructing real estate properties. On September 29, 1998, we acquired all of the outstanding capital stock of Vertica Software, Inc., a California corporation ("Vertica California"). At that time, we were inactive and had no significant assets. Vertica California was in the business of developing Internet and intranet software products serving the hazardous materials industry and we have continued this business since the acquisition. On December 31, 1998, Vertica California merged with and into us. We were the surviving corporation in the merger and the separate corporate existence of Vertica California ceased. Concurrently with the merger, we changed our name to Vertica Software, Inc. Our stock trades on the NASDAQ OTC Bulletin Board under the symbol "VERI".

Industry Overview

         Companies that transport, store, or handle hazardous materials are required by federal, state and local laws to meet current regulations. These regulations require training of personnel, proper handling and storing of hazardous materials, filing of appropriate government forms, production of required shipping papers, and labeling and placarding of hazardous materials. These government regulations are complex and difficult to interpret and are updated and revised on a quarterly basis. Failure to comply with current environmental regulations can result in significant criminal and civil penalties, including fines, damages and injunctions. See "Government Regulation."

         The growth of the environmental regulation compliance market is driven primarily by the maintenance and expansion of environmental regulations in the United States, including federal, state and local regulatory schemes. We believe that continued public pressure for environmental protection in the United States will likely result in continued and increased environmental regulation of many industries.

         We believe our potential markets include companies in the following industries:

o        Transportation, including railroad, highway, marine and air;
o Manufacturing, including petroleum refining and related industries, chemical and allied products, rubber and miscellaneous plastics, primary metal industries, fabricated metal products, industrial and commercial machinery, electronic, electrical equipment and components, transportation equipment, measuring and analyzing and controlling instruments, and other manufacturing industries;
o Engineering and research services, including petroleum, chemical, industrial, sanitary, biological, non-commercial biological, and testing laboratories;
o        Utilities, including electric, gas and sanitary;
o Other industries, including mining, construction, insurance, industry wholesale trade, training agencies and industry consulting agencies; and
o        Government agencies.

The Vertica Solution

         Many companies hire consultants to insure environmental compliance; other companies spend millions of dollars on hiring in-house information technology groups to design and maintain environmental compliance systems, and may nevertheless be required to shut down plants for extended periods up to several days per year for manual, paper-based compliance activities. We seek to offer a solution based on a combination of a Web browser and Microsoft SQL Servers, and bring together a value-added management system with an on-line community. This solution is intended to allow our proposed software products and Internet web site, discussed below, to function in concert. We are also seeking patent protection for this combination of the management system with an on-line community. A patent application is also in progress for our Internet/Intranet safety back-up for crisis communications and emergency notification.

         Our proposed environmental software management system, VEMS, will be designed to automate the compliance systems of our customers to reduce the time and costs required for compliance with environmental regulations applicable to activities such as chemical inventory, transportation manifests, emergency compliance, permit applications, waste streams, and occupational training.

         We are also designing an Internet web site, Vertica.com, which will be an environmental web portal serving the hazardous materials community. Vertica.com will contain extensive and continuously updated information relating to current environmental regulations, and will also bring together clients and environmental compliance vendors on-line. Vertica.com will be designed to be an on-line activities hub for hazardous materials professionals and clients.

         VEMS will link to Vertica.com for additional content information, on-line regulations compliance and on-demand training and services.

Our Strategy

         We intend to derive revenues from three diversified products and services: Licensing of VEMS modules, transaction fees for filing activities, and advertising and e-commerce referral and transaction fees on the Vertica.com web site. We believe that our pricing for the licensing and training will be lower than the costs a customer would incur in developing an in-house system due to the distribution of our costs of development and maintenance across our entire client base. Thus, VEMS modules will attract clients by lowering their capital and labor costs associated with environmental compliance. We intend to price our filing activities at a point lower than the paper-based equivalents, and some activities such as plain text searches of government regulations will be offered for free, in order to generate initial traffic to our web site. Finally, we intend to set our advertising, referral and transaction fees on Vertica.com at the then current market rates for such fees.


         We believe that our Vertica.com web site will be a hub for a client's environmental compliance transaction activity, as well as the entry point for research queries into our proposed database. We believe that this will create a steady traffic through our site, where relevant vendors may be able to connect with clients.

Products and Services

         VEMS. We are currently developing and intend to release at various times over the next twelve months, a series of software products or modules comprising our VEMS product line. VEMS is intended to be an automated environmental management system that will provide up-to-date government regulations and guide the user to track, review, interpret, share and comply with those regulations.

   -----------------------------------------------------------------------------

   VEMS Features
   -----------------------------------------------------------------------------
   VEMS Our proposed VEMS software products and services will be composed of separate Internet accessible software modules, as described below, and are intended to enable clients to automate environmental compliance, reduce regulatory paper trails and streamline the administrative efforts associated with hazardous materials management and crisis communications, thus reducing cost to industry and bringing order to the hazardous materials' chaotic environment and "information overload".
   -----------------------------------------------------------------------------

   VEMS Modules

   Inventory

   It is intended that the Inventory module will be provided as part of each of the other VEMS modules discussed below and provide assistance to customers and data to other VEMS modules by managing chemical and waste information for each customer site. The module is designed to link material safety data sheets ("MSDS") and waste profile information directly to a customer's facility inventory. The module will include a site map feature and inventory tracking down to the individual building level. Inventory and regulated chemical lists will be used to facilitate chemical control, emergency compliance, and environmental reporting. Inventory will be updated manually by the customer or automatically by VEMS modules as products are received, manufactured, transported, or released. The Inventory module is complete and is currently being beta tested by a regional petroleum distribution company, and at a local refinery of a national petroleum company.

   Communicator

   The Communicator module will manage a facility's crisis communications, emergency compliance, and environmental reporting information. The module includes plan builders, compliance wizards, and automated document submission. Electronic forms and checklists work to streamline response efforts and eliminate reporting errors. Discussion groups and web press rooms handle internal as well as external communications allowing continuous control of a customer's facility image. This module supports compliance with EPCRA (Emergency Planning and Community Right to Know) and related environmental regulations. The Communicator module is complete and is currently being beta tested at a local refinery of a national petroleum company, and by a regional petroleum distribution company.

   Transporter

   The Transporter module is being designed to serve the hazardous material and waste transportation needs of a customer's facility. The module will include automated Department of Transportation ("DOT") registration form, bill of lading and waste manifest software "wizards," and will provide document tracking and incident and exception report capability. The module will provide automatic updates to chemical and waste inventories, will allow access to material information and will provide labeling and placard information essential to the shipment of hazardous materials. This module supports compliance with 49 CFR DOT (Code of Federal Regulations for Department of Transportation) and related regulations. The Transporter module planned completion date is March 31, 2000, and beta testing by a regional petroleum distribution company is planned to begin by the end of January 2000.

   Processor

   The Processor module will be designed to serve each VEMS customer site's production floor process mapping, inventory, hazardous materials, and waste stream needs. It will support compliance with TSCA (Toxic Substance Control
   Act) and related regulations. The first release of this module is planned for September 30, 2000.

   -----------------------------------------------------------------------------

   -----------------------------------------------------------------------------

   HazOSHA

   The HazOSHA module will be designed to serve each VEMS customer site's hazardous materials employee safety policies, procedures, and training communication needs, including on-line training. This module will support compliance with hazardous materials related sections of 29CFR OSHA (Code of Federal Regulations for Occupational Safety and Health Administration). The first release of this module is planned for September 30, 2000.

   Permitter

   The Permitter module will be designed to serve each VEMS customer site's permit monitoring and compliance needs, and will include air, liquid discharge, and hazardous waste permit application software "wizards." This module will support compliance with CAA (Clean Air Act), EPA (Environmental Protection Agency), RCRA (Resource Conservation and Recovery Act), CWA (Clean Water Act), AQMD (Air Quality Management District), and related regulations. Programming of permit processors for this module has begun, and the first release of this module is planned for June 30, 2000.


   -----------------------------------------------------------------------------

         Vertica.com. Vertica.com is our proposed web site that will be designed to provide updated information on environmental regulations and serve as an e-commerce web portal in which environmental compliance vendors and clients will be able to buy and sell products and services.

   -----------------------------------------------------------------------------
   Vertica.com
   ------------------------ ----------------------------------------------------
   News &         It is intended that  Vertica.com will provide current industry
   Analysis       news for the hazardous  materials  community including stories from business,  government,  energy,  environment and finance.
                  Our web site will feature  informational  articles  written by experts in the hazardous  materials industry and will offer an internet  posting site for industry related press releases and publications.
   ------------------------ ----------------------------------------------------
   E-Business     Vertica.com will also offer an industry  specific  marketplace for the  purchase,  sale and exchange of  hazardous  materials related  goods and  services.  It is  intended  to  include an up-to-date  directory of products,  services and suppliers and feature an online  auction  site for  interactive  bidding and sales.
   ------------------------ ----------------------------------------------------
   Community      It is intended that  Vertica.com  will serve the  multifaceted information  needs of the hazardous  materials  community.  It will feature industry specific  glossaries,  a public contacts database, codified regulations, online MSDS access, discussion groups, event calendars and an industry related resume posting and career center.
   ------------------------ ----------------------------------------------------

         Beta-testing of the VEMS Communicator and Inventory modules on a test web site (www.verticasoftware.com) began in October 1999. The system features made available for test include chemical and waste inventory tracking, emergency compliance and resource planning, regulatory compliance wizards, public affairs communications management and automated environmental report preparation. Select features of the Community section were also made available for testing and include Press Room, Glossary, Contacts, Regulations and MSDS.

         Customer Support

         Vertica's environmental and computer science support staff will be available to assist Vertica.com and VEMS users during regular business hours.

         Training

         We intend to offer fee-based seminars and training on the use of our proposed Vertica.com web site and VEMS modules.

         Sales and Marketing

         We intend to use marketing tools including focus groups, public relations, direct mail, channel distributions, advertisement, and telemarketing. Based on the evolving markets for each product line, we will modify the marketing program to utilize all appropriate marketing resources. In general, the marketing for each product line will follow the following format:

1.  Introductory product announcements, public relations, and media coverage.
2.  Promotion via trade shows, conferences, and the Internet.
3.  Direct sales using our sales personnel.
4.  Expansion of sales channels through distributors and business partnerships.
5.  Ongoing advertising through targeted media and the Internet.
6.  Product demonstration and information at Vertica.com.

         We also intend to promote our product lines and web site through affiliates, individual seminars, trade shows, and in trade publications. Direct sales using our subject-expert sales personnel will also be a high priority, including direct calls to our customers. In addition, we intend to seek marketing and distribution partnerships with other firms that would stand to benefit from bringing our target industries on-line. This could include partners in the on-line infrastructure field such as computer network equipment manufacturers, software database providers and other business solutions providers. Additionally, we will promote Vertica.com's ability to provide data for research and crisis preparedness, make available information that help companies dealing with the industry's fragmented environment and "information overload", and to minimize the paperwork associated with hazardous materials regulations compliance.

         We intend to develop marketing relationships with the following organizations:

o        California Trucking Association
o        American Petroleum Institute
o        Petroleum Marketers Association of America
o        Western States Petroleum Association
o        American Electronics Association
o        Other associations and marketing companies

Competition

         While we are not aware of any other company that currently offers a suite of software products similar to our proposed products, several environmental management firms, with substantially greater financial and marketing resources than us, have existing products and services that will compete with one or more of our proposed VEMS modules. In addition, several firms have established their own Internet web sites that could compete with our proposed Vertica.com web site.

         GreenSuites, a subsidiary of Levine-Fricke, offers an environmental management system based on SAP. Amoco Corporation offers a system based on Lotus Domino. These systems will appeal to companies that already use SAP or Domino. We believe, however, that our product development using Microsoft and Internet technologies will be a more broadly accepted platform. A central aspect of our proposed VEMS Transport module is producing hazardous materials shipping papers that are filed with the EPA. We have approached the California EPA to accept electronic filing of these papers and we believe that Sterling Software has a similar initiative in Illinois based on their EDI technology. Major industrial facilities are designed with CAD/CAM software that includes process models. These models can be extended to serve environmental process applications, and in these situations such models will compete with our proposed VEMS Process module. Most industrial facilities rely on a variety of consultants and training classes to comply with OSHA regulations and such services will compete with the services to be offered by our proposed VEMS HazOSHA module. Similarly, most industrial companies rely on environmental engineering firms to prepare and obtain permits and such firms will, therefore, offer services in competition with the services offered by our proposed VEMS Permitter Module.

         We will also face competition in connection with our proposed Internet web site. Verticalnet is an existing web portal with an environmental community that will be in competition with our proposed Vertica.com web site. The University of Vermont offers an MSDS repository, but it is our intention that our proposed MSDS repository will be linked to a customer's chemical inventory. The EPA offers an assortment of regulations and form completion software on their web site.

Employees

         As of December 31, 1999, we have eight full-time employees and one part-time employee.

Government Regulation

         We intend to offer software products and services through our proposed Internet web site that will assist customers to comply with a variety of federal and state environmental statutes and administrative regulations. Consequently, our business will be affected to a substantial degree by the existing and future government regulatory environment. While not anticipated, our business would be adversely affected to the extent regulatory requirements are reduced or eliminated, thereby reducing the demand for our proposed products and services. We will need to continuously monitor and respond to changes in environmental statutes and regulations in order to provide our customers with current information regarding reporting and compliance requirements. Our business would be adversely affected if we are unable to respond to such changes in a timely manner.

ITEM 2.  PLAN OF OPERATION

         Certain statements contained in the following Plan of Operation, including, without limitation, statements containing the words "believe," "anticipate," "estimate," "expect," and words of similar meaning, constitute forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors set forth in other parts of this document.

LIQUIDITY AND CAPITAL RESOURCES

         To date our activities have been financed primarily through the sale of our common stock and promissory notes convertible into our common stock. We currently estimate that we will need approximately $3,000,000 in funds, in addition to our present cash reserves of approximately $42,000 and estimated revenues from the sale of our initial products, in order to satisfy our estimated cash requirements over the next twelve months. Operating revenues are expected to be generated following the release of VEMS Communicator but such revenues may not be substantial or in the amounts we expect. We anticipate that we will need these additional funds to complete the development of the remainder of our initial product line and our proposed Internet web site and to establish strategic alliances with other companies. We intend to raise such funds primarily through the sale of our equity or debt securities. There can be no assurance that we will be able to obtain such additional financing, or whether the terms of such financing will be favorable to us. Failure to obtain such financing or our failure to generate sufficient operating revenues from the sale of our initial products would have a material adverse affect on our business, financial condition and results of operations.

RESEARCH AND DEVELOPMENT

         Over the next twelve months, we plan to complete development of the remainder of our core products and our Internet web site. Provided that we obtain the required funding, release of our remaining core products is projected to be as follows:

         By February 1, 2000:
         VEMS Communicator
         VEMS Inventory

         By March 31, 2000:
         VEMS Transport

         By June 30, 2000:
         VEMS Permitter

         By September 30, 2000:
         VEMS HazOSHA
         VEMS Processor

         While completing the core products above, we also intend to develop our Internet web site and web community strategic alliances within our industry through target marketing opportunities, advertising, and other related E-business. Product and initial web site development expenses for the next twelve months are expected to be approximately $1,700,000.

PURCHASE OF SIGNIFICANT EQUIPMENT

         Depending on the number of new employees we hire over the next twelve months, we intend to purchase twenty-five to thirty additional desktop computers, two servers, and related peripheral equipment. The total cost for the acquisition of this equipment is estimated at approximately $86,500. We entered into an office lease agreement in December 1999 for new office space totaling approximately 4,350 square feet. In connection with this lease, we acquired the predecessor tenant's workstation modules, telephone system, and other related telephone and network equipment. The total purchase price for the furniture and equipment was $3,000. Office lease payments for the next twelve months will be approximately $98,000.

SIGNIFICANT CHANGE IN NUMBER OF EMPLOYEES

         If we are successful in obtaining additional funding, we intend to hire over the next twelve months between twelve to seventeen software and Web content engineers, and approximately ten additional sales, marketing, and administrative employees. We anticipate that such additional employees will be required in order to meet the projected release dates of our initial products described above. Total projected personnel costs for the next twelve months are estimated to be approximately $2,100,000, of which approximately $1,700,000 of this projected amount is included above under projected research and development costs.

ITEM 3.  DESCRIPTION OF PROPERTY

         We presently occupy approximately 4,350 square feet of office space at 5801 Christie Avenue, Suite 390, Emeryville, California, pursuant to a lease that expires at the end of December 2004. The lease provides for rent of $9,774 per month, commencing on March 1, 2000, fully serviced.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth information with respect to beneficial ownership of our common stock by:

         o each person who beneficially owns more than 5% of each class of stock;

         o        each of our executive officers;

         o        each of our directors; and

         o        all executive officers and directors as a group.


         The  address  of each  stockholder  listed in the table is c/o  Vertica
Software,  Inc., 5801 Christie Avenue, Suite 390, Emeryville,  California 94608.
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each stockholder is based on 12,067,941shares of common stock outstanding on December 31, 1999.



-------------------- ------------------------------- ---------------------------------------- ---------------------------------
        (1)                       (2)                                  (3)                                  (4)
  Title of Class        Name of Beneficial Owner         Amount and nature of beneficial              Percent of class
                                                                    ownership
-------------------- ------------------------------- ---------------------------------------- ---------------------------------
Common Stock         Hans  Nehme                                  10,271,000(1)                            85.1%
-------------------- ------------------------------- ---------------------------------------- ---------------------------------
Common Stock         Erick K. F. Ahrens                                1,990                                  *
-------------------- ------------------------------- ---------------------------------------- ---------------------------------
Common Stock         John C. Leutwyler                                 -0-                                  -0-
-------------------- ------------------------------- ---------------------------------------- ---------------------------------
Common Stock         Susan N. Hastings                            10,271,000(1)                            85.1%
-------------------- ------------------------------- ---------------------------------------- ---------------------------------
Common Stock         All officers and directors as                10,272,990(1)                            85.1%
                     a group ( 4 persons)
-------------------- ------------------------------- ---------------------------------------- ---------------------------------

* Represents less than 1%

(1) Includes  9,680,000  shares owned of record by Mr.  Nehme and 591,000  shares owned of record by Ms.  Hastings.
Mr. Nehme and Ms. Hastings are husband and wife.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth certain information with respect to the executive officers and directors as of December 31, 1999:

Name                           Age      Positions and Offices Held
----                           ---      --------------------------
Hans  Nehme                    36       President,  Chief  Executive  Officer,
                                        Chief  Financial Officer,
                                        Secretary and Director
Erick K. F. Ahrens             50       Vice President, Research and Development
John C. Leutwyler              66       Director
Susan N. Hastings              38       Director

         The following sets forth biographical information as to the business experience of each or our executive officers and directors:

         Hans Nehme has served as our President, Chief Executive Officer, Chief Financial Officer, Secretary and a director since December 1998, when we merged into our predecessor corporation, Vertica Software, Inc., a California corporation ("Vertica California"). Mr. Nehme served in similar capacities with Vertica California from December 1995 to December 1998. From December 1994 to December 1995, Mr. Nehme served as the President of InterLink Trade Management, a consulting and export firm specializing in computer hardware and peripherals, and from July 1995 to December 1995 he was Chairman of Knowledge Direct, Inc., a company that produced training software products.

         Erick K. F. Ahrens has served as our Vice President, Research and Development since December 1998. From August 1996 until December 1998, Mr. Ahrens was Research and Development Manager of QRS, Inc., an electronic data interchange company. Mr. Ahrens served as Vice President, Research and Development of Vertica California from December 1995 until August 1996.

         John C. Leutwyler has served as a Director since November 1999. From December 1994 until his retirement in April 1996, Mr. Leutwyler served as Vice President and General Manager of Tanker Operations (Vessel and Commercial) for Chevron Shipping Company, Chevron Corporation's marine transportation subsidiary. He is currently the President of Canyon Consulting Company, which is involved in worldwide marine and marine finance consulting.

         Susan N. Hastings has served as a director since December 1998 and served as a director of Vertica California from January 1996 until December 1998. From August 1995 to October 1998, she was Senior Trial Counsel for TIG Insurance Company. From October 1995 to August 1995 she was Trial Counsel for Home Insurance Company. Ms. Hastings is the wife of Mr. Nehme.

Number of Directors and Directors' Terms of Office

         We currently have three directors. There are no committees of the Board. All directors hold office until the next annual meeting of shareholders. Ms. Hastings, one of our directors, is the wife of Mr. Nehme, our Chief Executive Officer and a director. No other family relationships exist among our officers and directors.

Director Compensation

         Our directors do not receive any compensation for their services as directors. It is anticipated that each non- employee director will be eligible to participate in our proposed stock option plan.

ITEM 6.  EXECUTIVE COMPENSATION.

         The following table sets forth compensation for services rendered in all capacities during the fiscal year ended December 31, 1999 for our Chief
Executive Officer. No other executive officer received compensation in excess of $100,000 during such fiscal year.

                                       10


------------------------- ----------------------------------------------------------------------------------------------------------
                                                                                                Long-term compensation
------------------------- ------------------------------------------------------------------------------- --------------------------
                                           Annual Compensation                         Awards                            Payouts
------------------------- ------------------------------------------------------------------------------- --------------------------
          (a)              (b)     (c)            (d)             (e)           (f)            (g)           (h)           (i)
------------------------- ------------------ -------------- ---------------------------- ---------------- ----------- --------------
                                                                            Restricted     Securities        LTIP       All Other
   Name and Principal                                        Other Annual      Stock       Underlying      Payouts    Compensation
        Position          Year   Salary          Bonus       Compensation     Awards         Options         ($)
                                                                                               (#)
------------------------- ------------------ -------------- ---------------------------- ---------------- ----------- --------------
Hans  Nehme, Chief        1999  $112,800          -0-             -0-           -0-            -0-           -0-           -0-
Executive Officer
------------------------- ------------------ -------------- ---------------------------- ---------------- ----------- --------------

         No options to purchase shares of our common stock or other securities and no stock appreciation rights have been granted to Mr. Nehme. We maintain a group term life insurance policy for the benefit of our employees. Such policy insures the life of each employee, including Mr. Nehme, in the amount of $50,000, the beneficiaries of which are designated by the employee.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         On September 29, 1998, we entered into a Stock Purchase and Exchange Agreement ("Purchase Agreement") with Vertica Software, Inc., a California corporation ("Vertica California"), Hans Nehme and two individuals who at that time owned approximately 80% of our outstanding common stock. Vertica California was in the business of developing Internet and intranet software products serving the hazardous materials industry. Pursuant to the Purchase Agreement, we issued to Mr. Nehme an aggregate of 9,200,000 shares of our common stock in exchange for 4,930,000 shares of the common stock of Vertica California owned by Mr. Nehme. In addition, Mr. Nehme purchased from the two shareholders 480,000 shares of our common stock for a price of $25,000. As a result of this transaction, Mr. Nehme acquired a controlling interest in us and Vertica California became our wholly-owned subsidiary.

         On December 30, 1998, Vertica California merged with and into us. We were the surviving corporation in the merger and the separate corporate existence of Vertica California ceased. As a result of the above describe acquisition and the merger, we acquired and have continued the business originally commenced and operated by Vertica California.

ITEM 8.  DESCRIPTION OF SECURITIES.

         Our articles of incorporation authorize the issuance of up to 30,000,000 shares of common stock, par value $0.0001 per share, and 3,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 1999, 12,067,941 shares of common stock were outstanding, and no shares of preferred stock were outstanding.

         Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders. Our Colorado articles of incorporation provide that shareholders shall not have cumulative voting rights in the election of directors. Nevertheless, we may be a "quasi-California corporation" within the meaning of Chapter 21 of the California Corporations Code. This would be the case if the average of our "property factor", "payroll factor" and "sales factor" (as defined in the California Revenue and Taxation
Code) is more than fifty percent (50%), and more than one-half of our outstanding voting securities are held of record by persons having addresses in California. If a corporation is a quasi-California corporation, California law provides that certain portions of the California Corporations Code, including those pertaining to cumulative voting for directors, shall govern it, to the exclusion of the law of the true jurisdiction of incorporation. Under Section 708 of the California Corporations Code, if any shareholder gives notice at a meeting, prior to voting for directors, of his intention to cumulate his votes, all shareholders may cumulate their votes in the election for directors; i.e., give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among as many candidates as the shareholder thinks fit. The candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, are elected to the Board of Directors.

         Subject to preferences to which holders of any future series of preferred stock may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate in the future.

         We have never declared or paid any dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will depend upon our financial condition, operating results, capital requirements and other factors the Board of Directors deems relevant.

         The Board of Directors presently has the authority by resolution to issue up to 3,000,000 shares of preferred stock, par value $0.001 per share, and without further action by the stockholders, to divide any and all shares of the preferred stock into series and to fix and determine the relative rights and preferences of the preferred stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidation and dissolution preferences, conversion or exchange rights and voting rights, if any. With respect to voting rights, if the preferred stock were permitted to vote in the election of directors or on other matters, each such share would be entitled to one vote, and such shares may vote with the shares of common stock or may vote as a separate class. Issuances of preferred stock by the Board of Directors could result in such shares having dividend and/or liquidation preferences senior to the rights of the holders of common stock and could dilute the voting rights of the holders of common stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

         Our common stock is traded on the over-the-counter market and is quoted on the NASD's OTC Bulletin Board under the symbol "VERI". The following table sets forth the closing high and low bid prices of our common stock from the inception of trading through the fourth quarter of 1999. These prices are believed to be representative inter-dealer quotations, without retail markup, markdown or commissions, and may not represent prices at which actual transactions occurred.



                                       Bid
                                       ---
    1998                         High       Low
    ----                         ----       ---
4th Quarter                     $1.00     $0.75

    1999
    ----
1st Quarter                     $4.625    $0.7500
2nd Quarter                     $0.875    $0.100
3rd Quarter                     $0.875    $0.3125
4th Quarter                        *         *

[*to be provided by amendment]
Source: The NASDAQ Stock Market, Inc.

         The number of holders of record of our $0.0001 par value Common stock at December 15, 1999 was approximately 355. We have never declared or paid any dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         We have no material legal proceedings against us or in process nor are we aware of any other legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         On July 14, 1999, we notified our former independent auditors, Cordovano and Harvey, P.C., of our decision to dismiss such firm as our independent auditors in connection with our acquisition of Vertica California. Our decision was approved by our Board of Directors. The independent auditor's report of Cordovano and Harvey, P.C. for the fiscal year ended December 31, 1997 stated that we had incurred significant operating losses and had a limited supply of cash, which in such auditors view raised a substantial doubt about our ability to continue as a going concern. During fiscal year 1997 and through the date of dismissal, there were no disagreements between us and Corovano and Harvey, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

         On July 14, 1999, we engaged Randolph Scott & Company as our independent auditors. During the fiscal years and any subsequent interim periods through the date of engagement, neither us nor anyone acting on our behalf consulted Randolph Scott & Company regarding the application of accounting principles to any specified proposed or completed transaction or the type of audit opinion that might be rendered on our financial statements. Randolph Scott & Company subsequently audited our balance sheet as of December 31, 1998 and the statements of operations, stockholders' equity and cash flows for the fiscal year ended December 31, 1998.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         The following is a description of securities that we have sold since our inception on April 21, 1997 without registering the securities under the Securities Act of 1933, as amended (the "1933 Act"). We claimed an exemption from registration for all such sales under Section 4(2) of the 1933 Act and Regulation D promulgated thereunder.

         In connection with our organization in April 1997, we issued an aggregate of 1,040,000 shares of our common stock to our two founding shareholders in consideration for services rendered.

         On October 8, 1997 we issued 260,000 shares of our common stock to approximately 30 investors at a price of $0.25 per share.

         On September 29, 1998, we issued an aggregate of 9,200,000 shares of our common stock to Hans Nehme in exchange for 4,930,000 shares of the outstanding common stock of Vertica California owned by Mr. Nehme. We claimed an exemption from registration for such issuance under Section 4(2) of the 1933 Act. See Part I, Item 7 above.

         On December 4, 1998, we issued 50,000 shares of our common stock at a price of $1.00 per share to a single investor.

         On December 21, 1998, we issued 50,000 shares of our common stock at a price of $1.00 per share to a single investor.

         On February 11, 1999, we issued 41,433 shares of our common stock pursuant to the conversion of a convertible promissory note in the principal amount of $25,000 and dated September 30, 1998. The note was converted at the rate of $0.618 per share.

         On February 11, 1999, February 24, 1999 and March 2, 1999, we issued an aggregate of 701,500 shares of our common stock at a price of $1.00 per share in a private placement pursuant to Rule 504 of Regulation D.

         On February 24, 1999, we issued an aggregate of 32,885 shares of our common stock pursuant to the conversion of three convertible promissory notes in the principal amounts of $12,000, $10,000 and $10,000, respectively, and dated August 1, 1998, August 2, 1998 and August 14, 1998, respectively. The notes were converted at the rate of $1.00 per share.

         On March 25, 1999, we issued 80,802 shares of our common stock pursuant to the conversion of a convertible promissory note in the principal amount of $50,000 and dated September 24, 1998. The note was converted at the rate of $0.618 per share.

         On March 26, 1999, we issued an aggregate of 571,321 shares of our common stock pursuant to the conversion of four convertible promissory notes in the principal amounts of $3,000, $28,811, $10,000 and $10,000, respectively. These notes were originally issued by Vertica California on February 27, 1997, March 1, 1996, October 31, 1996 and September 1, 1996, respectively. The notes were converted at the rate of $0.10 per share.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Our articles of incorporation provide in relevant part that we shall indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a derivative action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of us, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonable believed to be in, or not opposed to, our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to derivative actions, our articles provide in relevant part that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor (by reason of his service in one of the capacities specified in the preceding sentence) against expenses (including attorneys' fees) actually and reasonable incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonable believed to be in or not opposed to our best interests, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonable entitled to indemnification for such expenses which such court shall deem proper.

       Our articles of incorporation also provide that no director shall be personally liable to us or any shareholder for monetary damages for breach of fiduciary duty as a director, except for (i) any breach of the director's duty of loyalty to us or our shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions, or
(iv) any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

       We maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

                                    PART F/S

         The financial statements required by Part F/S and filed as part of this registration statement are identified in the Index to Financial Statements.



                                    PART III

ITEM 1.  INDEX TO EXHIBITS

         2.1      Articles of Incorporation of the registrant

         2.2 Articles of Amendment to the Articles of Incorporation of the registrant

         2.3 Bylaws of the registrant (6) Material Contracts (to be filed by amendment to this registration statement)


ITEM 2.  DESCRIPTION OF EXHIBITS

The Exhibits filed herewith are identified in the Index to Exhibits set forth in
Item I of Part III of this registration statement.

                                   SIGNATURES

         In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    VERTICA SOFTWARE, INC.

Dated: January 7, 2000              By:  /s/ Hans Nehme
                                       -----------------------------------------
                                         Hans Nehme, President and
                                          Chief Executive Officer

                                TABLE OF CONTENTS




INDEPENDENT AUDITORS' REPORT .............................................   F-1


FINANCIAL STATEMENTS

     Balance Sheets ......................................................   F-2

     Statements of Operations ............................................   F-3

     Statement of Changes in Stockholders' Equity ........................   F-4

     Statements of Cash Flows ............................................   F-6


NOTES TO FINANCIAL STATEMENTS ............................................   F-7

Board of Directors
Vertica Software, Inc.
Emeryville, California


                          INDEPENDENT AUDITORS' REPORT


We have audited the accompanying balance sheets of Vertica Software, Inc., a Colorado corporation (the "Company"), formerly Perfection Development Corporation, (a development stage company) as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity, and cash flows for the period April 18, 1997 (inception) through December 31, 1998. On September 29, 1999, the Company acquired all of the outstanding capital stock of Vertica Software, Inc., a California corporation ("Vertica California"). On December 30, 1998, Vertica Software, Inc. ("Vertica California") merged with and into the Company, with the Company being the surviving corporation.. The merger has been accounted for as a purchase and, accordingly, the operating results of Vertica California have been included in the Company's financial statements since the date of acquisition as further described in the notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the Company's 1997 financial statements. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for the Company, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1998 and 1997, and the results of its operations and its cash flows for the period April 18, 1997 (inception) through December 31, 1998, in conformity with generally accepted accounting principles.



Randolph Scott & Company
San Anselmo, CA
October 29, 1999
                                       F-1

                                                       VERTICA SOFTWARE, INC.
                                            (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                                                    (A DEVELOPMENT STAGE COMPANY)
                                                           BALANCE SHEETS

                                                                                          September 30,   December 31,  December 31,
                                                                                              1999           1998           1997
                                                  ASSETS                                  (Unaudited)      (Audited)      (Audited)
                                                                                          -----------      ---------      ---------
CURRENT ASSETS
     Cash and Cash Equivalents (Note 3)                                                   $  210,493    $    59,389    $    18,386
     Advance to Stockholder (Note 5)                                                           25,000         25,000           --
     Prepaid Expenses                                                                           3,436          3,124           --
                                                                                          -----------    -----------    -----------
        TOTAL CURRENT ASSETS                                                                  238,929         87,513         18,386

EQUIPMENT, less accumulated depreciation
     of $18,068 (Unaudited), $7,937 and $0, respectively (Notes 3 and 6)                       32,557         25,673           --

DEPOSITS                                                                                        2,305          5,815           --

INTANGIBLE COSTS, less accumulated amortization
     of $25,783 (Unaudited), $6,668 and $182, respectively (Notes 4 and 7)                    395,293        414,408            858
                                                                                          -----------    -----------    -----------
           TOTAL ASSETS                                                                   $   669,084    $   533,409    $    19,244
                                                                                          ===========    ===========    ===========

                                              LIABILITIES AND
                                           STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Line of Credit (Note 8)                                                              $    22,781    $    25,067    $      --
     Current Portion of Capital Lease Obligation (Note 11)                                      5,964          5,008           --
     Note Payable (Note 9)                                                                       --           20,700           --
     Stock Subscription (Note 10)                                                                --           50,000           --
     Accounts Payable and Other Accrued Expenses                                               74,563         62,408            350
     Payroll Taxes Payable                                                                       --            6,133           --
                                                                                          -----------    -----------    -----------
        TOTAL CURRENT LIABILITIES                                                             103,308        169,316            350

CAPITAL LEASE OBLIGATION (Note 11)                                                              5,692           --             --

CONVERTIBLE PROMISSORY NOTES (Note 12)                                                        150,000        303,061           --
                                                                                          -----------    -----------    -----------
           TOTAL LIABILITIES                                                                  259,000        472,377            350
                                                                                          -----------    -----------    -----------

COMMITMENTS (Note 14)

STOCKHOLDERS' EQUITY (DEFICIT)
     Preferred Stock, $.001 par value, 3,000,000 shares authorized,
        -0- shares issued and outstanding                                                        --             --             --
     Common Stock, $ .0001 par value, 30,000,000 shares authorized;
        12,067,941 shares issued and outstanding at September 30, 1999 (unaudited), and 10,600,000, and 1,300,000 shares issued and outstanding at
        December 31, 1998, and 1997, respectively                                               1,206          1,060            130
     Paid in Capital                                                                        1,082,070        161,400         61,410
     Deficit accumulated during development stage                                            (673,192)      (101,428)       (42,646)
                                                                                          -----------    -----------    -----------
        TOTAL STOCKHOLDERS' EQUITY                                                            410,084         61,032         18,894
                                                                                          -----------    -----------    -----------
           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $   669,084    $   533,409    $    19,244
                                                                                          ===========    ===========    ===========

                              The accompanying notes are an integral part of these financial statements

                                                                F-2


                                                        VERTICA SOFTWARE, INC
                                            (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                      STATEMENTS OF OPERATIONS

                                                                                                                         Cumulative
                                                                                                         From                From
                                                                                                       April 18,          April 18,
                                                                                                         1997                1997
                                                                   For the                             (Date of           (Date of
                                                                 Nine Months         For the          Inception)          Inception)
                                                                    Ended           Year Ended            to                  to
                                                                September 30,     December 31,        December 31,     September 30,
                                                                     1999             1998                1997               1999
                                                                 (Unaudited)        (Audited)           (Audited)        (Unaudited)
                                                                 -----------        ---------           ---------        -----------
Total Revenue                                                 $                  $                  $                  $

Operating expenses:
         Product development                                       215,412               --                    0            215,412
         General and administrative                                320,924             46,446             42,464            409,834
         Amortization of intangibles                                19,114              2,056                182             21,352
                                                              ------------       ------------       ------------       ------------
                      Total operating expenses                     555,450             48,502             42,646            646,598
                                                              ------------       ------------       ------------       ------------

Loss from operations                                              (555,450)           (48,502)           (42,646)          (646,598)

         Interest income                                             1,290                131                  0              1,421
         Interest expense                                          (16,804)            (9,410)                 0            (26,214)
         Bad debt expense                                             --                 (201)                 0               (201)
                                                              ------------       ------------       ------------       ------------

Loss before income taxes                                          (570,964)           (57,982)           (42,646)          (671,592)

Provision for income taxes (Note 13)                                  (800)              (800)              --               (1,600)
                                                              ------------       ------------       ------------       ------------

Net loss                                                      $   (571,764)      $    (58,782)      $    (42,646)      $   (673,192)
                                                              ============       ============       ============       ============

Net loss applicable to common stockholders                    $   (571,764)      $    (58,782)      $    (42,646)      $   (673,192)
                                                              ============       ============       ============       ============

Net loss per share--basic                                     $    (0.0489)      $    (0.0062)      $    (0.0400)      $    (0.0553)
                                                              ============       ============       ============       ============


Weighted average shares used in per share
         calculation--basic                                     11,696,678          9,531,250          1,131,765         12,167,941
                                                              ============       ============       ============       ============


                             The accompanying notes are an integral part of these financial statements.






                                                       VERTICA SOFTWARE, INC.
                                            (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                                                    (A DEVELOPMENT STAGE COMPANY)
                                            Statement of Changes in Stockholders' Equity

                       From April 21, 1997 (Inception) to December 31, 1998 and September 30, 1999 (Unaudited)




                                                                                                          Deficit
                                                                                                        Accumulated
                                           Preferred Stock          Common Stock                          During
                                           ---------------       -------------------       Paid-in      Development
                                           Shares   Amount       Shares       Amount       Capital         Stage           Total
                                           ------   ------       ------       ------       -------         -----           -----
BALANCE, APRIL 18, 1997 (inception)           --   $   --            --     $      --     $      --      $      --      $      --

April 21, 1997, shares issued for
     services (Note 10)                       --       --       1,040,000           104           936           --            1,040

October 8, 1997 sale of common stock
     pursuant to confidential offering
     memorandum, net of $4,500 in offering
     costs (Note 10)                          --       --         260,000            26        60,474           --           60,500

Net loss for the period ended
     December 31, 1997                        --       --            --            --            --          (42,646)       (42,646)

                                              --   ------      ----------   -----------   -----------    -----------    -----------
BALANCE DECEMBER 31, 1997                     --   $   --       1,300,000   $       130   $    61,410    $   (42,646)   $    18,894
                                              --   ------      ----------   -----------   -----------    -----------    -----------

September 29, 1998, sale of common
     stock pursuant to a
     Stock Purchase and
     Exchange Agreement (Note 4)              --       --       9,200,000           920          --             --              920

December 4, 1998, sale of common stock
     pursuant to a confidential
     subscription agreement (Note 10)         --       --          50,000             5        49,995           --           50,000

December 21, 1998, sale of common stock
     pursuant to a confidential
     subscription agreement (Note 10)         --       --          50,000             5        49,995           --           50,000

Net loss for the year ended
     December 31, 1998                        --       --            --            --            --          (58,782)       (58,782)
                                              --   ------      ----------   -----------   -----------    -----------    -----------
BALANCE, DECEMBER 31, 1998                    --   $   --      10,600,000   $     1,060   $   161,400    $  (101,428)   $    61,032
                                              ==   ======      ==========   ===========   ===========    ===========    ===========



                                                                                                         Deficit
                                                                                                       Accumulated
                                                                                                          During
                                           Preferred Stock           Common Stock          Paid-in      Development
                                           Shares   Amount       Shares       Amount       Capital         Stage           Total
                                           ------   ------       ------       ------       -------         -----           -----
February 11, 1999, sale of common stock
     pursuant to a confidential
     subscription
     agreement (unaudited) (Note 10)          --       --          50,000             5        49,995           --           50,000

February 11, 1999, sale of common stock
     in Private Placement Transactions,
     net of Offering costs of
     $1,876 (unaudited) (Note 10)             --       --         584,500            58       584,442           --          584,500

February 11, 1999, conversion of
     convertible promissory note to
     common stock (unaudited) (Note 10)       --       --          41,433             5        42,653           --           42,658

February 24, 1999, sale of common stock
     in Private Placement Transactions,
     net of Offering costs of
     $75 (unaudited) (Note 10)                --       --          52,000             5        51,995           --           52,000

February 24, 1999, conversion of
     convertible promissory notes to
     common stock (unaudited) (Note 10)       --       --          32,885             3        34,693           --           34,696

March 2, 1999, sale of common stock
     in Private Placement Transactions,
     net of Offering costs of
     $15 (unaudited) (Note 10)                --       --          15,000             1        14,999           --           15,000

March 25, 1999, conversion of convertible
     promissory note to common stock
     (unaudited) (Note 10)                    --       --          80,802             8        55,045           --           55,053

March 26, 1999, conversion of convertible
     promissory notes to common stock
     (unaudited) (Note 10)                    --       --         571,321            57        86,852           --           86,909

September 23, 1999, issuance of common
     stock for services (unaudited) (Note 10) --       --          40,000             4            (4)          --             --

Net loss for the nine months ended
     September 30, 1999 (unaudited)           --       --            --            --            --         (571,764)      (571,764)
                                              --   ------      ----------   -----------   -----------    -----------    -----------
BALANCE, September 30, 1999 (unaudited)       --   $   --      12,067,941   $     1,206   $ 1,082,070    $  (673,192)   $   410,084
                                              ==   ======      ==========   ===========   ===========    ===========    ===========


                             The accompanying notes are an integral part of these financial statements.



                                                       VERTICA SOFTWARE, INC.
                                            (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                                                    (A DEVELOPMENT STAGE COMPANY)
                                                      STATEMENTS OF CASH FLOWS

                                                                                                             From          From
                                                                                                           April 18,      April 18,
                                                                                                             1997          1997
                                                                          For the                          (Date of      (Date of
                                                                         Nine Months         For the      Inception)     Inception)
                                                                            Ended           Year Ended       to             to
                                                                        September 30,     December 31,    December 31, September 30,
                                                                            1999              1998           1997          1999
                                                                         (Unaudited)       (Audited)      (Audited)    (Unaudited)
                                                                         -----------       --------       ---------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net Loss                                                             $  (571,764)   $   (58,782)   $   (42,646)   $  (673,192)

     Transactions not requiring cash:
         Depreciation and amortization                                         28,742          7,333            182         36,257
         Noncash consulting services                                           40,000           --             --           40,000
     Changes in operating assets and liabilities:
         (Increase) decrease in advance to stockholder                           --          (25,000)          --          (25,000)
         (Increase) decrease in prepaid expenses                                 (312)        (3,124)          --           (3,436)
         (Increase) decrease in deposits                                        3,510         (5,815)          --           (2,305)
         Increase (decrease) in accounts payable and
           other accrued expenses                                              12,155         62,058            350         74,563
         Increase (decrease) in payroll taxes payable                          (6,133)         6,133           --             --
                                                                          -----------    -----------    -----------    -----------
             NET CASH (USED IN) OPERATING ACTIVITIES                         (493,802)       (17,197)       (42,114)      (553,113)
                                                                          -----------    -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
     Excess cost over net assets of business acquired                                       (419,116)          --         (419,116)
     Purchase/acquisition of equipment                                        (17,015)       (26,520)          --          (43,535)
                                                                          -----------    -----------    -----------    -----------
             NET CASH (USED IN) INVESTING ACTIVITIES                          (17,015)      (445,636)          --         (462,651)

CASH FLOWS FROM FINANCING ACTIVITIES
     Net borrowings/assumption on line of credit                                 --           26,300           --           26,300
     Net payments on line of credit                                            (2,286)        (1,233)          --           (3,519)
     Proceeds/assumption of unsecured notes                                      --           21,700           --           21,700
     Net payments on unsecured notes                                          (20,700)        (1,000)          --          (21,700)
     Proceeds, assumption on convertible debt                                    --          328,061           --          328,061
     Conversion of convertible promissory notes into common stock            (153,061)          --             --         (153,061)
     Net payments on convertible debt                                            --          (25,000)          --          (25,000)
     Proceeds from stock subscriptions                                           --          150,000           --          150,000
     Redemption of stock subscriptions                                        (50,000)      (100,000)          --         (150,000)
     Proceeds from sale of common stock less offering costs                   880,816        100,000         60,500      1,041,316
     Assumption of capital lease obligation                                    11,656          6,172           --           17,828
     Net payments on capital lease obligation                                  (4,504)        (1,164)          --           (5,668)
                                                                          -----------    -----------    -----------    -----------
             NET CASH PROVIDED BY FINANCING ACTIVITIES                        661,921        503,836         60,500      1,226,257
                                                                          -----------    -----------    -----------    -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                     151,104         41,003         18,386        210,493

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                 59,389         18,386           --             --
                                                                          ===========    ===========    ===========    ===========

CASH AND CASH EQUIVALENTS, END OF PERIOD                                  $   210,493    $    59,389    $    18,386    $   210,493
                                                                          ===========    ===========    ===========    ===========

Supplemental Disclosure of Cash Flow Information:

     Cash paid during the year for:
         Interest                                                         $       307    $     1,121    $      --      $     1,428
         Taxes                                                            $              $       800    $      --      $       800

NONCASH INVESTING AND FINANCING TRANSACTIONS:
     Common stock issued for organizational costs                         $      --      $      --      $     1,040    $     1,040
     Common stock issued for consulting services                          $    40,000    $      --      $      --      $    40,000


              The accompanying notes are an integral part of these financial statements.

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                              DECEMBER 31, 1998 AND
              APRIL 18, 1997 (inception) THROUGH DECEMBER 31, 1997
            (Unaudited for the Nine Months Ended September 30, 1999)


NOTE 1 - LOSSES DURING THE DEVELOPMENT STAGE


Development Stage Company

The Company is in the development stage in accordance with Statement of Financial Accounting Standard (SFAS) No. 7. All of the costs incurred to date have been related to the development of its products; development of its proposed Internet website, and the raising of capital to finance such activities.

The Company and its predecessor corporation, Vertica California, discussed in Notes 2, 3, and 4 below, have recorded operating losses since inception, totaling $101,428 through December 31, 1998.

Management plans to raise additional capital, primarily through the issuance of common stock, until successful operations are obtained and the Company is no longer in the development stage.

In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations. Management believes that actions presently being taken to underwrite the Company's development stage through completion will provide the necessary financial requirements, which in turn will provide the opportunity for the Company to continue as a going concern.


NOTE 2 - ORGANIZATION AND NATURE OF BUSINESS


Background


Vertica  Software,  Inc.,  (the  "Company"),  formerly  "Perfection  Development
Corporation", was incorporated in Colorado on April 18, 1997. As further discussed in Notes 3 and 4, on September 29, 1998, Perfection Development Corporation entered into an agreement pursuant to which it acquired all of the outstanding capital stock of Vertica Software, Inc., a California corporation ("Vertica California"). On December 30, 1998, Vertica California merged with and into the Company. The Company was the surviving corporation in the merger and the separate corporate existence of Vertica California ceased. Concurrently with the merger, the Company changed its name from Perfection Development Corporation to Vertica Software, Inc. The Company is developing Internet/Intranet software products and services and an Internet web site for the hazardous material and environmental industries.

Products

The Company's current product development includes an environmental management computer software system called VEMS, and development of a an Internet web site called VERTICA.COM. VEMS is intended to link to VERTICA.COM for additional content information, on-line regulations compliance and on-demand training and services. VEMS is intended to be a set of computer software modules that are being designed to automate environmental regulation compliance and related activities, for common industrial applications. This will encompass activities such as chemical inventory, transportation manifests, emergency response, permit applications, waste streams, and occupational training. Vertica.com will be an on-line web site that will serve the hazardous materials community and environmental concerns of industry.

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                             DECEMBER 31, 1998 AND
              APRIL 18, 1997 (inception) THROUGH DECEMBER 31, 1997
            (Unaudited for the Nine Months Ended September 30, 1999)


NOTE 2 - ORGANIZATION AND NATURE OF BUSINESS - Continued

Liquidity

The Company has recurring operating losses since inception that have continued subsequent to December 31, 1998. The losses are primarily due to product development costs, and administrative infrastructure costs related to the financing and development of the Company's business.

On January 4, 1999, the Company issued 50,000 shares of common stock at a price of $1.00 per share for $50,000 in cash.

On February 12, 1999, the Company issued 602,500 shares of common stock at a price of $1.00 per share for $602,500 in cash.

On February 23, 1999, the Company issued 7,000 shares of common stock at a price of $1.00 per share for $7,000 in cash.

On March 2, 1999, the Company issued 42,000 shares of common stock at a price of $1.00 per share for $42,000 in cash.

The Company believes that the proceeds from these transactions will provide adequate funding to sustain the Company's operations through 1999. However, there is no assurance that the funding will be sufficient to sustain operations until the Company begins generating positive cash flows.

The Company's plan to continue the development of its core products through the year ending December 31, 2000 is solely dependent on additional funding through the sale of equitable securities or convertible promissory notes.


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Acquisitions

As further discussed in Note 4, the acquisition of Vertica California was accounted for using the purchase method of accounting pursuant to APB 16. Excess purchase price over the fair market value of the underlying assets was allocated to goodwill. Goodwill is being amortized using the straight-line method over forty years. Operating results of the acquired company have been included in the statement of operations from the Pro Forma Financial Information. As further discussed in Note 4, the unaudited pro forma information assumes that the acquisition of Vertica California had occurred on April 18, 1997 (Inception of the Company).

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, retained earnings, income and expenses, and related disclosures for the reporting period. Actual results could differ from those estimates and such differences could be material.

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                             DECEMBER 31, 1998 AND
              APRIL 18, 1997 (inception) THROUGH DECEMBER 31, 1997
            (Unaudited for the Nine Months Ended September 30, 1999)


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Cash and Cash Equivalents

Cash is defined as cash in demand deposit accounts as well as cash on hand. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash and investments so near their maturity that the risk of changes in value due to changes in interest rates is negligible. These are generally investments with maturity dates within three months of their acquisition date. Not included as cash equivalents are funds restricted as to their use, regardless of liquidity or the maturity dates of investments.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of uninsured cash balances. The Company places its cash deposits with high-credit quality financial institutions. At times, balances in the Company's cash accounts may exceed the Federal Deposit Insurance Company (FDIC) limit of $100,000. There were no uninsured balances at December 31, 1998 and 1997, and September 30, 1999 had an uninsured balance of $27,413 (unaudited).

Prepaid Expenses

Prepaid expenses are charged to the statement of operations in the period for which the benefit is incurred.

Equipment

As further discussed in Note 6, equipment is carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which is five years. Capitalized equipment leases are depreciated over lesser of their estimated useful life or lease term.

Excess Cost Over Net Assets of Acquired Company

As further discussed in Note 7, this asset is being amortized on a straight-line basis over forty years. $19,094 was charged to expense for the nine months ended September 30, 1999 (unaudited), and $ 2,056 of amortization was charged to expense for the year ended December 31, 1998. There were no costs for the period ended December 31, 1997. When events and circumstances so indicate, all long term assets, including the excess cost over net assets of acquired company, are reassessed for recoverability based upon cash flow forecasts. No impairment losses have been recognized in the financial statements for the periods presented.

Product Development

Product development expenditures are charged to operations as incurred. Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. The Company has determined that technological feasibility for its products is generally achieved upon completion of a working model. Since software development costs have not been significant, and the working model(s) are not yet completed, all such costs have been charged to expense for the year ended December 31, 1998. There were no costs incurred for the period ended December 31, 1997.

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                              DECEMBER 31, 1998 AND
              APRIL 18, 1997 (inception) THROUGH DECEMBER 31, 1997
            (Unaudited for the Nine Months Ended September 30, 1999)



NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Organizational Costs

As further discussed in Note 7, organizational costs are recorded at cost. Amortization is provided for using the straight-line method over a period of sixty months.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Net Loss Per Share

The Company reports its net loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents, and is computed by dividing the net loss by the weighted average number of shares of common stock outstanding for the period. Diluted loss per share includes the dilutive effect from the potential exercise or conversion of convertible debt. For the years and periods ended December 31, 1998 and 1997, the impact of convertible debt was not considered as their effect on Net Loss Per Share would be anti-dilutive.

Fair Value of Financial Instruments

Cash, advances, prepaid expenses, accounts payable and accrued expenses are reflected in the accompanying financial statements at fair value due to the short-term nature of those instruments. The carrying amount of long term debt obligations approximate fair value at the balance sheet date.

Recent Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 is effective for fiscal years beginning after December 31, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income in a set of financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions generated from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company had no comprehensive income items, therefore, the adoption of SFAS No. 130 had no impact on the financial statements.

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                              DECEMBER 31, 1998 AND
              APRIL 18, 1997 (inception) THROUGH DECEMBER 31, 1997
            (Unaudited for the Nine Months Ended September 30, 1999)



NOTE 3 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recent Accounting Pronouncements - continued

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 applies to all public companies and is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires that business segment financial information be reported in the financial statements utilizing the management approach. The management approach is defined as the manner in which management organizes the segments within the enterprise for making operating decisions and assessing performance. The Company operates in one business segment; therefore, the adoption of SFAS No. 131 had no impact on the financial statements.

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company adopted SOP 98-1 in January 1999, therefore, the adoption had no effect on the financial statements for the year ended December 31, 1998.

Year 2000 Compliance

Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot distinguish twenty-first century dates from twentieth century dates. To function properly, these date-code fields must distinguish twenty-first century dates from twentieth century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

The Company is dependent on the operation of numerous systems that may be adversely affected by the Year 2000 problem, including equipment, software, and content supplied to the Company by third-party vendors that may not be Year 2000 compliant, including outside providers of Web-hosting services on which the Company is currently dependent. In addition, the Company's future business depends on the successful operation of the Internet following the commencement of the year 2000. If the Internet is inaccessible for an appreciable period of time, or if customers and users are unable to access the Company's site, the Company's business and revenues could be adversely affected. The Company is also subject to external forces that might generally affect industry and commerce, such as telecommunications, utility or transportation company Year 2000 compliance failures, related service interruptions and the economic impact that such failures have on the Company customers Year 2000 Compliance Assessment Plans.

The Company has not incurred material costs to date in their assessment process, and currently does not believe that the cost of additional actions will have a material effect on its results of operations or financial condition.

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1998
              APRIL 18, 1997 (inception) THROUGH DECEMBER 31, 1997
            (Unaudited for the Nine Months Ended September 30, 1999)


NOTE 4 - ACQUISITION


The Company's current business is a continuation of the business formerly conducted by Vertica Sofware, Inc., a California corporation ("Vertica California"). On September 29, 1998, the Company acquired 100% of the outstanding capital stock of Vertica California. The purchase price was solely comprised of the issuance of 9,200,000 shares of the Company's common stock, par value $.0001, to the shareholders of Vertica California in exchange for all 4,930,000 shares of Vertica California's common stock, no par value. On December 30, 1998, Vertica California merged with and into the Company. The Company was the surviving corporation in the merger and the separate corporate existence of Vertica California ceased. Concurrently with the merger, the Company changed its name from Perfection Development Corporation to Vertica Software, Inc. The merger constituted a tax-free reorganization.

The acquisition of Vertica California was accounted for using the purchase method of accounting. The excess purchase price over the fair market value of the underlying assets was allocated to goodwill. Goodwill is being amortized using the straight-line method over forty years. Operating results of Vertica California have been included in the statement of operations from the date of acquisition. The unaudited pro forma results below assume the acquisition occurred at the beginning at each of the calendar years and periods ending December 31, 1998 and 1997:

                                                        1998             1997
                                                        ----             ----
Operating loss                                         $134,942         $200,818
Net loss                                               $173,662         $201,424
--------------------------------------------------------------------------------
Net loss per common share:
Basic                                                  $  0.018         $  0.030

In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of the period ended December 31, 1997.



NOTE 5 - Advance to stockholder

At December 31, 1998, advance to stockholder consisted of an advance to acquire stock in the Successor Company. In the original merger documents, the stockholder was supposed to pay the Perfection Development Corporation Shareholders $25,000 out of his own funds. The corporation ended up making the $25,000 payment. There were no advances at December 31, 1997.

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                             DECEMBER 31, 1998 AND
              APRIL 18, 1997 (inception) THROUGH DECEMBER 31, 1997
            (Unaudited for the Nine Months Ended September 30, 1999)


NOTE 6 - Equipment

At December 31, 1998, equipment consisted of the following (there was no equipment at December 31, 1997):

Computers and related peripheral equipment                 $33,610
Less: Accumulated depreciation                               7,937
                                                           -------

                                                           $25,673
                                                           =======
Total depreciation expense for the year and period ended December 31, 1998 and 1997 was $847 and $-0-.


NOTE 7 - Intangible Costs

At December 31, 1998 and 1997, intangible costs consisted of the following:

                                                       1998              1997
                                                       ----              ----

Costs in excess of net assets acquired                $382,323          $    -0-
Merger costs                                            37,713               -0-
Organizational costs                                     1,040             1,040
                                                      --------          --------
                                                       421,076             1,040

Less accumulated amortization                            6,668               182
                                                      --------          --------
                                                      $414,408          $    858
                                                      ========          ========

Costs in excess of net assets acquired are being amortized on a straight-line basis over forty years. Merger and organizational costs are being amortized on a straight-line basis over sixty months. Total amortization for the years ended December 31, 1998 and 1997 was $6,486 and $182, respectively. When events and circumstances so indicate, all long-term assets, including costs in excess of net assets acquired, are assessed for recoverability based upon cash flow forecasts. No impairment losses have been recognized in these financial statements.


NOTE 8 - Line of Credit

The Company has a bank line of credit for $25,000, which is guaranteed by the President of the Company. At December 31, 1998, the line carried an interest rate of 10.75%. There was no line of credit for 1997.

Amount outstanding at year end                                          $25,067
                                                                        =======

Weighted average interest rate at year end                                10.75%

Weighted average borrowings during the year                             $12,800
                                                                        =======

Maximum amount outstanding during the year                              $25,100
                                                                        =======

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                             DECEMBER 31, 1998 AND
              APRIL 18, 1997 (inception) THROUGH DECEMBER 31, 1997
            (Unaudited for the Nine Months Ended September 30, 1999)



NOTE 9 - Notes Payable

At December 31, 1998 notes payable consisted of the following (there were no notes outstanding for the period ended December 31, 1997):

Note payable to individual, unsecured, bearing
compound interest at 10%, and payable upon
demand                                                       $      10,700

Note payable to individual, unsecured, bearing
compound interest at 10%, and payable upon
demand                                                              10,000
                                                             -------------
                                                             $      20,700
                                                             =============

NOTE 10 - Sale and Issuance of Common Stock and Subscriptions

During the period ended December 31, 1997, the Company sold 260,000 shares of its $.0001 par value common stock at $.25 per share pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended (the "Act"). The Company received net proceeds of $60,500 after deducting offering costs of $4,500.

An additional  1,040,000  shares of $.0001 par value common stock were issued to
officers  for  services  on  April  21,  1997.   These  shares  are  "restricted
securities" and may be sold only in compliance with Rule 144 of the Act.

During the period ended December 31, 1998, the Company issued 100,000 shares of its $.0001 par value common stock at $1.00 per share pursuant to Rule 504 of Regulation D of the Act for net proceeds of $100,000.

During the period ended September 30, 1999 (unaudited), the Company issued 100,000 shares of its $.0001 par value common stock at $1.00 per share pursuant to Rule 504 of Regulation D of the Act for net proceeds of $50,000.

During the period ended September 30, 1999 (unaudited), the Company issued 651,500 shares of its $.0001 par value common stock at $1.00 per share pursuant to Rule 504 of Regulation D of the Act for net proceeds of $651,500.

During the period ended September 30, 1999 (unaudited), the Company converted convertible promissory notes totaling $175,227 (including accrued interest of $20,166) for 726,441 shares of its $.0001 par value common stock at an average price of $.25 per share.

During the period ended September 30, 1999 (unaudited), the Company issued 40,000 shares of its $.0001 par value common stock at $1.00 per share for outside consulting services.

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                              DECEMBER 31, 1998 AND
              APRIL 18, 1997 (inception) THROUGH DECEMBER 31, 1997
            (Unaudited for the Nine Months Ended September 30, 1999)



NOTE 10 - Sale and Issuance of Common Stock and Subscriptions - (Continued)

Subscriptions

At December 31, 1998,  subscriptions  consisted
of  one   remaining   out  of   three   $50,000
subscriptions  issued  under  Rule  504  of the
Securities Act of 1933 in November and December
1998.  The  final  subscription  was  converted
during the nine months ended September 30, 1999
(unaudited). The subscription funds are held in
escrow  until the holder  approves  release and
acquires  the   stipulated   number  of  common
shares. There were no subscriptions outstanding       $        50,000
at December 31, 1997.                                 ===============




NOTE 11 - Capital Lease Obligation

At December 31, 1998 capital lease obligation consisted of the following (there were no obligations outstanding for the period ended December 31, 1997):

Capital lease obligation, secured by equipment,
with an effective interest rate of 16% and
approximate monthly payments of $460                       $          5,008

Less current portion                                                  5,008
                                                           ----------------
                                                           $              0
                                                           ================

Total 1998 depreciation expense on assets under capital lease was $785.


NOTE 12 - Convertible Promissory Notes

At December 31, 1998, convertible promissory notes consisted of the following (there were no convertible promissory notes outstanding at
December 31, 1997):

Convertible  promissory  note,  unsecured  with
interest   at   10%.   A   separate   agreement
stipulates the  conversion  rate of $.618 cents
per share of common stock.  The principal  note
balance along with all accrued  interest became
due on December 31, 1998                                            $25,000



Convertible  promissory  note,  unsecured  with
interest   at   10%.   A   separate   agreement
stipulates the  conversion  rate of $.618 cents
per share of common stock.  The principal  note
balance  along  with all  accrued  interest  is
payable on demand                                                    50,000

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                              DECEMBER 31, 1998 AND
              APRIL 18, 1997 (inception) THROUGH DECEMBER 31, 1997
            (Unaudited for the Nine Months Ended September 30, 1999)



NOTE 12 - Convertible Promissory Notes - Continued

         Convertible   promissory   note,   unsecured   with
interest  at  10%.  A  separate  agreement   stipulates  the
conversion  rate of  $1.00 per  share of common  stock.  The principal  note  balance  along  with all  accrued  interest
matures on August 14, 2001                                                12,000

         Convertible   promissory   note,   unsecured   with
interest  at  10%.  A  separate  agreement   stipulates  the
conversion  rate of  $1.00 per  share of common  stock.  The principal  note  balance  along  with all  accrued  interest
matures on August 1, 2000                                                 10,000

         Convertible   promissory   note,   unsecured   with
interest  at  10%.  A  separate  agreement   stipulates  the
conversion  rate of  $1.00 per  share of common  stock.  The principal  note  balance  along  with all  accrued  interest
matures on August 1, 2000                                                 10,000

         Convertible   promissory   note,   unsecured   with
interest at 10%. The  agreement  stipulates  the  conversion rate of  $1.60 per share of common stock. The principal note balance  along with all  accrued  interest  is payable  upon
demand.                                                                   50,000

         Convertible   promissory   note,   unsecured   with
interest at 10%. The  agreement  stipulates  the  conversion rate of  $1.60 per share of common stock. The principal note balance  along with all  accrued  interest  is payable  upon
demand.                                                                   50,000

         Convertible   promissory   note,   unsecured   with
interest  at  10%.  A  separate  agreement   stipulates  the
conversion  rate of  $.10 cents  per share of common  stock.
The principal  note balance along with all accrued  interest
mature on February 27, 1999                                                3,000

         Convertible   promissory   note,   unsecured   with
interest  at  10%.  A  separate  agreement   stipulates  the
conversion  rate of  $.10 cents  per share of common  stock.
The principal  note balance along with all accrued  interest
matured on October 1, 1999                                                10,000

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                              DECEMBER 31, 1998 AND
              APRIL 18, 1997 (inception) THROUGH DECEMBER 31, 1997
            (Unaudited for the Nine Months Ended September 30, 1999)



NOTE 12 - Convertible Promissory Notes - Continued

Convertible promissory note, unsecured with interest at 10%.
A separate agreement stipulates the conversion rate of  $.10 cents per share of common stock.  The principal note balance
along with all accrued interest matured on September 1, 1999               4,250

Convertible promissory note, unsecured with interest at 10%.
The agreement  stipulates the conversion  rate of  $1.60 per share of common stock. The principal note balance along with
all accrued interest payable upon demand.                                 50,000

Convertible promissory note, unsecured with interest at 10%.
A separate agreement stipulates the conversion rate of  $.10              28,811
cents per share of common stock.  The principal note balance          ----------
along with all accrued interest matured on March 1, 1999               $ 303,061
                                                                      ==========



During the nine months ended September 30, 1999 (Unaudited),
$153,061 of the $303,061 convertible promissory notes above were converted into common stock.



NOTE 13 - Income Taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:

                                                               1998       1997
                                                               ----       ----

U.S. federal statutory graduated rate                          25.00%    15.00%
State income tax rates net of federal
Benefits:
     Colorado                                                   4.25%     4.25%
     California                                                 7.00%     0.00%
Net operating loss for which no tax
     benefit is currently available                           (36.25%)  (19.25%)
                                                              --------  --------
                                                                 -0-%      -0-%
                                                              ========  ========

The Company conducts its operations in California, which has a minimum tax of $800. The Company began operations during 1998 and paid the minimum tax of $800.

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                              DECEMBER 31, 1998 AND
              APRIL 18, 1997 (inception) THROUGH DECEMBER 31, 1997
            (Unaudited for the Nine Months Ended September 30, 1999)

NOTE 13 - Income Taxes - Continued

At December 31, 1998 and 1997, deferred taxes consisted of a net tax asset due to operating loss carryforwards of $101,428 and $42,646, respectively, which was fully allowed for, in the valuation allowance of $101,428, $42,646, respectively. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in valuation allowance for the year and period ended December 31, 1998 and 1997 were $8,760 and $6,077, respectively. Net operating loss carryforwards will expire in 2012 and 2013.


NOTE 14 - Commitment

The Company has operating leases on its office space and some of its equipment. Future minimum lease payments under such noncancelable operating leases are summarized as follows:

                                                     Office
                                                      Space            Equipment
                                                      -----            ---------
Year ending
December 31, 1999                                     $24,201           $ 5,887
                                                      =======           =======

Rent expense was $3,683 for the year and period ended December 31, 1998. There were no commitments or expense for the period ended December 31, 1997.



NOTE 15 - Subsequent Event (unaudited) [add conversion of promissory notes?]

During the nine months ended September 30, 1999, the Company entered into one office space lease, and two equipment leases. Future minimum lease payments under such noncancelable operating leases are summarized as follows:


                                                 Office
                                                  Space                Equipment
                                                  -----                ---------
Year ending
December 31,
------------
2000                                             $ 98,033               $  7,304
2001                                              121,106                  4,261
2002                                              124,739                      0
2003                                              128,481                      0
2004                                              121,011                      0
                                                 --------               --------

                                                 $593,370               $ 11,565
                                                 ========               ========